UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

ANCILLARY AGREEMENTS

As previously disclosed, on April 3, 2024, Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), designated its wholly-owned indirect subsidiary, Norwegian AI Technology AS (“Norwegian AI”), as transferee of the Company and entered into a share purchase agreement (the “Agreement”) with BRYHNI.COM AS and RENOL INVEST AS (collectively, the “Sellers”), pursuant to which the Company agreed to acquire all the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS (the “Acquisition”). The Acquisition closed on April 15, 2024 (the “Closing Date”).

As contemplated by the Agreement, the Company entered into the following ancillary agreements (collectively, the “Ancillary Agreements”) on the Closing Date:

(1)  A secured and freely tradable consideration loan note (the “Note Purchase Agreement”) denominated in US Dollars with maturity date of five years following the Closing Date, and with a coupon rate of six percent per annum, accompanied by collateral in the form of a first priority share pledge (the “Share Pledge Agreement”) to be granted by Norwegian AI; and

(2)  A call option agreement (the “Call Option Agreement”) which granted the Sellers the option to acquire US$15,000,000 worth of class A ordinary shares of a par value of US$0.0000001 each of the Company (the “Class A Ordinary Shares”) at a strike price of US$35.96 per Class A Ordinary Share.

The foregoing description of the Ancillary Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Ancillary Agreements, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 to this Form 6-K.

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibits 10.1, 10.2 and 10.3 hereto, is hereby incorporated by reference into the registration statements of the Company on Form F-3 (No. 333-278027 and No. 333-278029), to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description
10.1*	Senior Secured Note Purchase Agreement, dated April 15, 2024 by and among Bitdeer Technologies Group, various investors from time to time, Norwegian AI Technology AS and Nordic Trustee AS
10.2*#	Share Pledge Agreement, dated April 15, 2024 by and between Norwegian AI Technology AS and Nordic Trustee AS
10.3*	Call Option Agreement, dated April 15, 2024 by and among Bitdeer Technologies Group, BRYHNI.COM AS and RENOL INVEST AS

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

# Portions of this exhibit have been omitted pursuant to Item 601(b)(10) because they are both (i) not material and (ii) contain personal information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chief Executive Officer and
Chairman of the Board
Date: April 19, 2024